<u>**ANNUAL REPORT**</u>

VIOS NUTRITION, INC.

751 West Fourth Street, Suite 120, Winston-Salem, NC 27101
(336)822-9030; <u>www.vioslife.com</u>



This Annual Report on Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Vios Nutrition, Inc. for the sole purpose of providing information about the company as required by the Securities and Exchange Commission.

The date of this Form C-AR is April 27, 2017.

<u>SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS</u>

This Annual Report, including the sections entitled "The Company and its Business." "Risk Factors," and other disclosures included in the Annual Report, contain forward-looking statements. All statements, other than statements of historical fact included in the Annual Report, may constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans, and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in the Annual Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in our expectations. All subsequent written and oral forward-looking statements attributable to our company or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

You should read the Annual Report with the understanding that our actual future results, levels of activity, performance and events, and circumstances may be materially different from what we expect.

PROJECTIONS OR FORECASTS CONTAINED IN THE ANNUAL REPORT MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

THE COMPANY AND ITS BUSINESS

Corporate Background and General Overview

Vios Nutrition, Inc., a North Carolina corporation (the "Company," we," "us," or "our"), exists to provide our customers with the highest-quality, convenient, whole-food nutrition products supported by a premium entrepreneurial business system. The Company was formed on December 29, 2015, as a North Carolina limited liability company named Vios Nutrition, LLC. On January 13, 2017, the Company converted to a North Carolina corporation and changed its name to Vios Nutrition, Inc. by filing Articles of Incorporation Including Articles of Conversion with the North Carolina Secretary of State.

The Company currently offers two products. Vios PHYTE is a whole-food greens product, containing powerful cereal grasses and their essential vitamins, minerals, and proteins that promotes overall good health. Vios Matrix is a complete, plant-based nutrition shake with a balance of protein, complex carbohydrates, adaptogens, digestive enzymes, pre- and pro-biotics, and high quality fiber. All Vios supplements contain quality certified organic ingredients, are gluten-free, non GMO, and 100% vegan. There are no preservatives, nothing artificial, no fillers, and no sugar added. All products of the Company are developed and formulated by Dr. Gordon Tessler PhD.

Sales and Distribution

The Company distributes its supplements in convenient, single-serve packaging through its network of "Brand Partners." Brand Partners are independent contractors and serve as a direct sales force similar to companies such as AdvoCare, Rodan + Fields, and DoTerra. Brand Partners become independent representatives by purchasing products from $99 to $399. Brand Partners can earn commission, through our published commission plan, by selling products to customers. The Company trains and markets through its Brand Partners with a variety of resources: branded training materials, videos, webinars, national conference calls, regional training meetings, health and wellness seminars, replicated websites, and APP.

All sales are conducted on a fully mobile Internet-based software application. In addition, a full-time Customer Care Department is in place to assist Brand Partners and customers with placing orders, providing solutions, tracking packages, and assisting with product and business training.

All products of the Company are warehoused and all orders are fulfilled by the fulfillment center. All products are manufactured under GMP certifications from both NSF International and NPA as well as QAI organic certification for contract manufacturing.

Market and Competition

According to Euromonitor International, steady, real term grown of 7.2% is expected to continue in 2017, with global health and wellness sales targeted to hit a record high of U.S. $1 trillion by 2017. Categories include Naturally Health, Fortified Functional, Better for You, Organic, and Food Intolerance.

Nutritional products dominate the direct sales industry with many of the top 100 direct sales companies in the world having the majority of their sales come from Natural Products.

Vios Impact

The Company is proud to partner with Hydrating Humanity, a faith-based non-profit humanitarian organization providing clean, safe water, hygiene training and hope for people in developing nations. Each time a Brand Partner joins the Company, our financial contribution provides six months of clean drinking water and hygiene training to a person in a developing nation, helping the organization to spread hope throughout the world.

Employees

The Company has 6 full-time employees and 4 part-time employees.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Related Party Transactions

Except as set forth below, the Company has not entered into any related party transactions:

☐ The Company fulfills orders to customers in the United States pursuant to an agreement with a distribution company in which Christopher Brock Agee has an ownership stake.

☐ Christopher Brock Agee is one of the shareholders of the Company that has loaned the Company money as summarized under the heading "Indebtedness" in the section titled "Financial Statements and Financial Condition; Material Indebtedness."

The terms of the transactions above are no less favorable to the Company than those that can be obtained from an unaffiliated third party. Should we enter into other affiliated transactions in the future, they will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

THE TEAM

Directors and Officers

Name	Position(s)	Date of Service
Brock Agee	President, COO, Director	Since Inception
Joseph Land	CEO, Chairman of the Board, Director	Since Inception
Lanae Agee	Chief Wellness Officer	Since Inception
Lori Patterson	Vice President of Marketing	Since Inception
Kathy Woodrum	Vice President of Operations	Since Inception
Carla Harmon	Secretary, Treasurer	Since Inception

Biographies of Directors and Officers

Brock Agee

Brock Agee is the former president of a successful direct-sales nutritional company. In only seven years' time, the company expanded from 26 independent, direct sales reps to more than 12,000 independent reps and more than 40,000 customers around the world. He built all departments and operations, assembled the employee teams, marketing and brand direction. In addition to his experience developing and leading a direct-sales organization, Brock owns and operates Le Bleu Central Distributors, Inc., which holds the license to deliver Le Bleu in 33 eastern counties in North Carolina, including the Raleigh/Durham, Fayetteville, and Greenville markets. Le Bleu Central Distributors currently serves more than 12,000 home and office delivery customers. Brock is a native North Carolinian, currently residing in Lewisville, N.C., and is a recipient of the 2010 "Forty Leaders under Forty" from The Business Journal Serving the Greater Triad Area.

Joseph Land

Joseph Land is an experienced veteran in the direct sales industry. Mr. Land's expertise focuses on training independent reps on how to build their independent distributor business, by properly contacting individuals, conducting webinars and holding home meetings and larger opportunity meetings. Prior to his experiences in the direct sales industry, Mr. Land began his career in the transportation industry. Mr. Land founded Joseph Land Group, Inc., which, at its peak, operated more than 1,500 trucks and employed 2,000 people in 23 offices in the United States. The company was listed by Price Waterhouse in 1989 as the eighth largest refrigerated transportation company in North America and the eighteenth largest company in South Carolina. Residing in Charleston, S.C., Mr. Land is a graduate of the University of South Carolina, where he was captain of the baseball team.

Lanae Agee, RN

Lanae Agee, RN is the Chief Wellness Officer for Víos and author of our VíosFIT blog. Lanae has a passion for health and wellness and leads the charge when it comes to quality nutrition. Lanae worked as Registered Nurse for Novant Health in Winston-Salem, NC for over 15 years. Lanae specialized as an Orthopedic RN and later an Obstetrics RN for Novant Health.

Gordon Tessler, PhD

All Vios products are developed and formulated by nationally renowned nutritionist, author, and teacher, Dr. Gordon Tessler PhD. Dr. Tessler, author of The Genesis Diet, is the Company's lead product developer and key speaker on the health benefits of the Company's products.

Lori B. Patterson

Lori Patterson is a seasoned marketing professional, experienced in brand introduction and development, creative direction and innovative design. Lori has previously worked on the ad agency side, the client side as Director of Marketing and owned her own consulting business. Lori has launched and developed globally recognized brands in industries such as textiles, home furnishings, bottled water, wine imports and other beverages, nutritional supplements, health and beauty products, churches, schools and other non-profits. Lori is responsible for the marketing research and development, branding and advertising implementation of Víos and its products.

Kathy Woodrum

Kathy Woodrum is an expert in the operations of a direct sales organization. She has extensive knowledge and experience in commission plans, software integration, customer service, shipping and fulfillment processing and logistics. Having worked for a top 100 bottled water company for 20 years and a multi-million dollar direct sales company, Kathy is poised to oversee all of the Customer Care, Fulfillment Processing and Operational functions of Víos. Kathy is responsible for overseeing the daily operations to meet the growth and exceed the goals of Víos.

Carla Harmon

Carla Harmon is responsible for office functionality including key records, organization, accounts payable, commission payouts, and is the liaison with Fulfillment and Customer Care. Carla has extensive knowledge and experience in accounting, office management, training, and standard operating procedures, having worked for a multi- location distribution company for over 20 years.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below sets forth information as of April 27, 2017 for each person who is the beneficial owner of 20% or more of the Company's outstanding voting securities, calculated on the basis of voting power:

Name of Holder	Shares of Common Stock	Percentage of Voting Power
Christopher Brock Agee	3,125,000	31.18%
Lawrence Joseph Land	3,125,000	31.18%

Classes of Securities

The Company's authorized capital stock consists of 11,000,000 shares of Common Stock. As of April 27, 2017, 10,21,363 shares of Common Stock are outstanding. The following is a summary of the rights of the Common Stock.

Voting Rights

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board") out of funds legally available therefore as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments

Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Articles of Incorporation and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

2017 Stock Incentive Plan

The Company may issue equity awards, including (but not limited to) options, restricted stock, and restricted stock units, to employees, officers, directors, and consultants and advisors under its 2017 Stock Incentive Plan (the "Plan"). The Company has currently reserved a total of 3,250,000 shares of Common Stock for awards under the Plan. As of the date of this Annual Report, the Company has issued a restricted stock award for a total of 3,125,000 shares of Common Stock to Lawrence Joseph Land, which fully vests on January 13, 2020.

What it Means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the

Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

For the one-year period following the closing, shares acquired in our ongoing Regulation Crowdfunding offering may not be transferred by an investor, unless such securities are transferred:

- to the Company;
- to an accredited investor;
- as part of an offering registered with the SEC; or
- to a member of the family of such investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

RISK FACTORS

Described below are various risks and uncertainties that may affect our business. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected.

The Company has a limited operating history.

Our limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of your investment. We were formed in December 2015, and we have a limited sales record.

The Company may incur future losses.

The Company currently is not profitable and may lose money in the future. In order to achieve profitable operations, the Company needs to continue to grow sales revenues. The Company cannot be certain that our business will be successful or that it will generate increased revenues to become profitable.

Risks of borrowing.

The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

The Company may not be able to obtain adequate financing to continue our operations.

Expansion, research and development, marketing, salaries, and inventory purchases all require the Company to have adequate capital. We may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

The Company may need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price of our Common Stock.

Consumer demand and competition is not predictable.

Although the Company believes that the products it sells possess advantages, considerable competition in the market for the Company's products exists. In addition, the overall demand for plant-based nutrition supplements is not certain. Outperformance by our competitors and lack of demand may materially and adversely affect our business prospects, operating results, and financial condition.

Product liability claims and recalls.

The Company faces risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury. If the Company manufactures a defective product, the Company may experience material product liability losses in the future. In addition, the Company may incur significant costs to defend product liability claims. The Company could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to its reputation. The Company currently maintains product liability insurance coverage, but such coverage may not be adequate for all liabilities that the Company could incur and may not continue to be available in amounts and on terms acceptable to the Company.

Outsourced manufacturing.

To meet the Company's product cost goals, the Company intends to continue relying on U.S. based outsourced manufacturing companies to produce its products in compliance with FDA 21 CFR Part 111 and under current good manufacturing processes (cGMP). Any problems experienced by such suppliers could negatively affect the Company's operations. Any significant problems experienced by the Company's manufacturers or their suppliers could result in delays or interruptions in the supply of materials to the Company until the problem is cured or until the Company locates an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in the production and could negatively affect the Company's operations.

The Company's success is highly dependent on our current management.

Our success is highly dependent on our Co-Founders who played a critical role in the development and commercialization of our product line. The loss of their services would have a material adverse effect on our business. The Company has obtained insurance for Lawrence Joseph Land and Christopher Brock Agee.

Need to attract and retain key employees.

The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and technical personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Control by majority stockholder.

The Company's Co-Founders collectively are the majority owners and sole directors of the Company. Investors will not be able to control the management of the Company.

Lack of public market; illiquidity.

There is no public market for shares of Common Stock, and the Company does not expect that such a market will develop in the near future. Securities sold pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") are subject to certain restrictions on transfer for the one- year period following the sale. Consequently, investors may be unable to liquidate their investment immediately.

Regulatory approvals.

The Company is currently authorized to sell all of its products in the United States and its PHYTE product in Canada. For geographic expansion and the launch of future products, the Company may be required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations, and permits. If we violate or fail to comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators.

Absence of dividends.

The Company has never paid any dividends, and the Company's ability to pay dividends to its shareholders in the future will require profits to substantially exceed expenses required to operate the business.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements for the period ending December 31, 2016 can be found at the end of this Annual Report.

Financial Condition

Results of Operations

The Company began shipping its flagship product Vios PHYTE on May 18, 2016 and shipped product to every state in the United States and to Canada in year ending December 31, 2016. During this time, the Company achieved over $720,000 in sales selling products to over 1,700 different customers. In the Company's first year of operation, it developed significant sales performance developing leadership markets in Oregon, Illinois, South Carolina, North Carolina, California and Texas.

Financial Milestones

In 2016, the Company produced $978,106 in assets. The initial capitalization of the Company came from private owners whose contributions totaled $632,985.00. The Company is positioned for continued sales growth having utilized the initial "seed" and loans from owners to build the required infrastructure of software, websites, trademarks, intellectual property, formulations, and inventory to support sales growth in the United States and Canada.

Liquidity and Capital Resources

The Company ended fiscal year 2016 with $242,739.00 in cash and cash equivalents. Also in 2016, the Company was able to secure a $500,000.00 credit line backed by an owner of the Company.

Indebtedness

The Company has obtained the following debt:

- $500,000 credit line, 6.4% APR, revolving
- $407,000 principal balance of promissory notes issued by shareholders of the Company, 5%-8% APR, July 2021 maturity

Exempt Offerings

The Company has conducted the following exempt offerings within the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Dec '15 – March '16	Section 4(a)(2) or Rule 506 of Regulation D Thereunder	Membership Interest (later converted to Common Stock in the conversion of the company to a C Corporation)	$632,985.00 (2,800,000 Shares of Common Stock)	Working Capital
Jan '17 – May '17 (ongoing)	Section 4(a)(6) or Regulation Crowdfunding Thereunder	Common Stock	$74,770.50 (through 4/27/17)	Primarily to fund the expansion of the Company's plant-based product line and increased marketing efforts

Compliance Failure

The Company has not previously failed to comply with the requirements of Section 202 of Regulation Crowdfunding



VÍOS NUTRITION, INC.

FINANCIAL STATEMENTS
Year Ended
December 31, 2016



VÍOS NUTRITION, INC.

CONTENTS



Scott Nash, CPA
CERTIFIED PUBLIC ACCOUNTANT
570 Pepperidge Rd Lewisville, NC 27023
Telephone: (336) 918-6120 E-mail: scottnash.cpa@gmail.com

Independent Accountant's Review Report

To the Board of Directors of Vios Nutrition, Inc.

I have reviewed the accompanying financial statements of Vios Nutrition, Inc., which comprise the balance sheet as of December 31, 2016, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Scott Nash, CPA
Scott Nash, CPA
Lewisville, North Carolina

VIOS NUTRITION, INC.
BALANCE SHEET
December 31, 2016
(UNAUDITED)

ASSETS

Current Assets

	Total
Cash and cash equivalents	$ 242,739
Prepaid expenses	9,821
Inventory	326,744
Total Current Assets	**579,304**

Fixed Assets

Security Deposit	13,689
Business Organization Costs	81,241
Product Formulation	45,161
Leasehold Improvements	26,464
Furniture and Equipment	249,712
Trademark	10,695
Total Fixed Assets	**426,962**
Less Accumulated Depreciation	(28,160)
Total Fixed Assets	**398,802**
Total Assets	**$ 978,106**

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities

Accounts payable	$ 36,404
Commissions Payable	56,348
Total Current Liabilities	**92,752**

Long Term Liabilities

Credit Line	498,253
Notes Payable	403,612
Total Long Term Liabilities	**901,865**
Total Liabilities	**$ 994,617**

VIOS NUTRITION, INC.
BALANCE SHEET
December 31, 2016
(UNAUDITED)

	Total
Stockholders Equity	
Capital Stock	$ 632,985
Retained Earnings	(649,496)
Total Stockholders Equity	(16,511)
Total Liabilities and Stockholders Equity	$ 978,106

VIOS NUTRITION, INC.
INCOME STATEMENT AND CHANGES IN
STOCKHOLDERS EQUITY
For the Year Ended December 31, 2016
(UNAUDITED)

	Total
Revenue	
Sales	$ 723,820
Cost of Goods Sold	210,995
Gross Profit	$ 512,825
Other Income	73
Expenses	
Sales Commissions & Marketing Costs	399,461
Market Share Acquisition	190,834
Salaries, Wages & Benefits	181,826
Professional Services	129,437
Freight and Shipping Costs	58,604
General and Administrative Expense	152,546
Sales Tax Expense	13,645
Interest	7,881
Depreciation Expense	28,160
Total Expenses	1,162,394
Excess (deficiency) of revenues over expenses	(649,496)
Retained Earnings, beginning	-
Retained Earnings, ending	(649,496)
Capital Stock	632,985
Total Stockholders Equity	$ (16,511)


VIOS NUTRITION, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016
(UNAUDITED)


	Total
Cash flows from operating activities:	
Excess (deficiency) of revenues over expenses	$ (649,496)
Adjustments to reconcile excess (deficiency) of revenues over expenses to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses	(9,821)
Inventory	(326,744)
Increase (decrease) in:	
Accounts payable	92,752
Accumulated Depreciation	28,160
Total adjustments	(215,653)
Net cash provided by (used by) operating activities	(865,149)
Cash flows from financing activities:	
Capital Stock	632,985
Credit Line	498,253
Notes Payable	403,612
Total from financing activities	1,534,850
Cash flows from investing activities:	
Increase in Fixed Assets	(426,962)
Net increase (decrease) in cash and cash equivalents	242,739
Cash and cash equivalents at beginning of year	
Cash and cash equivalents at end of year	$ 242,739

Note 1 - Nature of Organization

Víos Nutrition, LLC was incorporated in December 2015 under the laws of the State of North Carolina. The Company was converted to a Business Corporation in January 2017. The Company exists to provide its customers with high quality, convenient, whole-food, plant–based nutrition products. The Company sells its products through highly-trained, independent sales representatives, called "Brand Partners", compensated exclusively based on the sale of its products.

The financial statements of Vios Nutrition, Inc. (which may be referred to as the "Company", "we", "us", "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in Winston-Salem, NC.

Note 2 - Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential disclosure through January 25, 2017; which is the date that the financial statements were available to be issued.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting:
The Company uses the accrual method of accounting for both financial statements and income tax reporting.

Property and Equipment:
All fixed assets are recorded at cost and depreciated using the straight line method over the estimated useful lives of the assets.

Fair Value of Financial Instruments:
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most

observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash Flows:
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk:
At various times throughout the period the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to creditworthiness of the financial institution.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of

expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Inventory:
Inventory is comprised of finished goods and is valued at cost as of December 31, 2016. Cost is determined using standard cost; first-in, first-out method.

Revenue Recognition:
The Company will recognize revenues from the date product is shipped, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and (d) collection of the amounts due is reasonably assured.

Freight and Shipping Costs:
The Company recognizes shipping costs billed to customers as a component of net sales and the cost of shipping and fulfillment as a component of expenses.

Sales Commission and Marketing Costs:
Marketing costs are expensed as incurred. Sales Commissions are paid to independent distributors according to the Company's published financial success plan both weekly and monthly based on products sold.

Sales Taxes:
Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Income Taxes:
The Company has elected to be taxed under the provisions of a Subchapter C of the Internal Revenue Code. Under these provisions C corporations are separate taxpayers, not passed thru entities.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent Accounting Pronouncements:
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Subsequent Events:
The Company has evaluated subsequent events that occurred after December 31, 2016 through January 25, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Note 4 - Related Party Transactions

The Company fulfills orders to customers in the United States and Canada pursuant to an agreement with a distribution company in which an original founder and current board member has an ownership stake. The principal balance of Notes Payable was issued by shareholders of the Company.

Note 5 – Going Concern and Risk Factors

To date, the company has relied upon the sale of capital stock and debt financing for working capital throughout 2016 for Working Capital, Sales and Marketing expense and Inventory. The company intends to support the financing of its operations by a proposed Regulation Crowdfunding equity campaign in 2017. If the company cannot raise additional capital or if its revenues grow more slowly than anticipated, the Company may consume all of the Company's cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the company. If the company is unable to obtain sufficient amounts of additional capital, the company may be required to reduce the scope of its planned development, which could harm the Company's business, financial condition and operating results. The financial statements do not include and adjustments that might result from these uncertainties.

Limited Operating History:
The Company's limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of investment. We were formed in December 2015, and we have a limited sales record.

Future Losses:
The Company may incur future losses. The Company currently is not profitable and may lose money in the future. In order to achieve profitable operations, the Company needs to continue to grow sales revenues. The Company cannot be certain that our business will be successful or that it will generate increased revenues to become profitable.

Risks of borrowing:
The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

Future Additional Funding:
The Company may not be able to obtain adequate financing to continue our operations. Expansion, research and development, marketing, salaries, and inventory purchases all require the Company to have adequate capital. Even if the Company successfully raises $997,500 from this Offering, we may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional funds when needed.

Outsourced Manufacturing:
To meet the Company's product cost goals, the Company intends to continue relying on U.S. based outsourced manufacturing companies to produce its products in compliance with FDA 21 CFR Part 111 and under current good manufacturing processes (cGMP). Any problems experienced by such suppliers could negatively affect the Company's operations. Any significant problems experienced by the Company's manufacturers or their suppliers could result in delays or interruptions in the supply of materials

to the Company until the problem is cured or until the Company locates an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in the production and could negatively affect the Company's operations.

Note 6 - Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company entered a long-term lease beginning September 1, 2016 for seven (7) years with Tightline Partners, LLC. for Class A Office Space located at 751 West Fourth Street, Winston-Salem NC 27120. The office is used for Executive Management, Marketing, Accounting, Conference and Customer Care activities.

Note 7 – Debt

In 2016, the Company entered into a series of notes payable for a total of 901,865. The note bears interest at a rate of 5%-8% APR, Maturity: July 2021. Proceeds acquired were used for inventory and sales/marketing efforts. The interest as of December 31, 2016 was accrued for a total of $7,881.00.

Note 8 – Stockholder's Equity

The Company has authorized the issuance of 1,000,000 shares of Common Stock par value of $3.50 per share. The Company's Board of Directors has approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 11,000,000. The Board of Directors approved this amendment in January 2017.